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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LUMINEX CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55027E 10 2

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
(cover page continued)
CUSIP No. 55027E 10 2

1.	Name of Reporting Person: G. Walter Loewenbaum		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,625,083(1)

		6.	Shared Voting Power: 470,500

		7.	Sole Dispositive Power: 1,625,083(1)

		8.	Shared Dispositive Power: 470,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,221,581(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒ 1,369,072(3)

11.	Percent of Class Represented by Amount in Row (9): 7.5%

12.	Type of Reporting Person: IN

Footnotes:

(1) Includes 26,500 shares not currently outstanding but subject to currently exercisable options (as well as those options which will become exercisable within 60 days).

(2) In addition to the shares listed in Items 5-8 above for which Mr. Loewenbaum has sole and/or shared dispositive power, Mr.
Loewenbaum is the beneficiary of a trust holding 125,998 shares of the Issuer’s common stock. Such trust has an independent trustee and
Mr. Loewenbaum has no voting or investment power with regard to such shares.

(3) 1,241,600 of these shares are held by Mrs. Loewenbaum and 127,472 of the shares are held by a trust for the benefit of Mr.
Loewenbaum’s children.

Page 2 of 6 Pages

13G

Item 1.
	(a)	Name of Issuer:
Luminex Corporation
	(b)	Address of Issuer's Principal Executive Offices:
12212 Technology Blvd. Austin, Texas 78727

Item 2.
	(a)	Name of Person Filing:
G. Walter Loewenbaum
	(b)	Address of Principal Business Office or, if none, Residence:
1708 Windsor Austin, TX 78703
	(c)	Citizenship:
United States (Texas)
	(d)	Title of Class of Securities:
Common Stock $0.001 par value
	(e)	CUSIP Number:
55027E 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 6 Pages

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
2,221,581
(b) Percent of class:
7.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
1,625,083
(ii) Shared power to vote or to direct the vote:
470,500
(iii) Sole power to dispose or to direct the disposition of:
1,625,083
(iv) Shared power to dispose or to direct the disposition of:
470,500

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 4 of 6 Pages

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SCHEDULE 13G

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ G. Walter Loewenbaum G. Walter Loewenbaum

Date: February 13, 2003

Page 6 of 6 Pages